Exhibit 11.0

COMPUTATION OF EARNING PER SHARE

(In Thousands, except for per share data)

	Three months ended March 31, 2018	Three months ended March 31, 2017
Income available to common stockholders	$4,466	$2,795

Weighted average common shares outstanding	15,048	11,278

Basic earnings per share	$0.30	$0.25

Income for diluted earnings per share	$4,466	$2,795

Total weighted average common shares and equivalents outstanding for diluted computation(1)	15,181	11,360

Diluted earnings per share	$0.29	$0.25

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(1) All related to outstanding stock options.